United States securities and exchange commission logo





                             July 2, 2020

       Philippe Mauberna
       Chief Financial Officer
       Nanobiotix S.A.
       60, rue de Wattignies
       75012 Paris, France

                                                        Re: Nanobiotix S.A.
                                                            Draft Registration
Statement on Form F-1/A
                                                            Filed June 5, 2020
                                                            CIK No. 0001760854

       Dear Mr. Mauberna:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1/A, filed on June 5, 2020

       Summary
       NBTXR3 Development Pipeline, page 4

   1. We note your response to prior comment 1 that there are no immediate plans to pursue application for market
approval for NBTRX3 in soft tissue sarcoma in Asia. Please clarify this fact in your
pipeline table here and in the Business section. Please also clarify your disclosure regarding
whether Hensify has been commercialized or if commercialization is pending.
   2. Please ensure that your pipeline table accurately reflects the stages of your trials. For example, you state on
page 3 that you "intend to initiate" the Phase III Study 312 once the
 Philippe Mauberna
FirstName
NanobiotixLastNamePhilippe  Mauberna
             S.A.
Comapany
July 2, 2020NameNanobiotix S.A.
July 2,2 2020 Page 2
Page
FirstName LastName
         FDA determines that your trial may proceed, and accordingly, please revise the line in your pipeline table for Study 312 here and in the Business section so that it extends no further than Phase II. Similarly, revise the lines in the table here and in the Business section for lung cancer and esophageal cancer to the beginning of the IND phase as you state on page 6 that MD Anderson is preparing to submit IND applications to the FDA for these trials, and revise the line for the pancreatic trial to reflect that the Phase I trial has not yet begun. Additionally, we note your statement that the FDA has accepted available data from your Study 102 Escalation for its evaluation of Study 312, but please explain whether you expect to need to provide any additional data before proceeding to Phase III, including any data from your ongoing Phase 1 Study 102 Expansion trial, which you state will produce final data in mid-2021.
Our Competitive Strengths, page 5

3. We refer to your revised disclosure that none of the patents covering your NBTXR3 technology is expected to expire until at least 2036. However, the table on page 107 relating to your owned patents appears to indicate earlier expiration dates for your
         NanoXray technology. Please revise your disclosure to address this discrepancy, and also revise your intellectual property disclosure in the Business section to clarify which patents are relevant to the NBTXR3 technology, the type of patent protection provided by the various patents (e.g., composition of matter), and their applicable expiration dates.
Business
Our Clinical Programs
Locally Advanced Head and Neck Cancers, page 90

4. We refer to the newly included table on page 91 referencing published results from other head and neck trials and your statement on page 92 comparing preliminary data to these results. Please revise your disclosures to remove this comparison as your results are preliminary, your comparisons are not based on a head-to-head study, and you acknowledge on page 96 that the data "cannot be compared."
Dose Escalation Results, page 93

5.       Please revise the second chart on page 94 so that all information is legible.
6. We refer to your revised disclosure on page 96 regarding serious adverse events, and your examples of certain of these events. Please revise to identify the other serious adverse events. In addition, to the extent there are any, please also identify any serious adverse events for the other trials you describe elsewhere, such as the trials for liver cancer and prostate cancer.
Liver Cancers
Phase I/II Trial Design (   Study 103   ), page 97

7. We refer to your revised disclosure on page 97 that your preliminary results showed a
 Philippe Mauberna
FirstName
NanobiotixLastNamePhilippe  Mauberna
             S.A.
Comapany
July 2, 2020NameNanobiotix S.A.
July 2,3 2020 Page 3
Page
FirstName LastName
         "favorable safety and tolerability profile," and that there were "positive signs of efficacy." As we have previously noted, safety and efficacy determinations are within the authority of the FDA or comparable regulatory authorities, and such statements are not appropriate. Please remove all such statements in your registration statement.
Significant Collaborations and Research Agreements
NBTXR3 Clinical Collaboration with MD Anderson, page 104

8. We note your revised disclosure in response to prior comment 6. Please further revise to disclose the aggregate amount of milestone payments that may be payable.
Other Collaborations, page 105

9. In your revised disclosure, you refer to partnerships with various research institutions to conduct preclinical research that contributed to the rationale for the I-O program you are developing. Please disclose the ownership and rights to the research conducted in collaboration with these partners.
Intellectual Property, page 106

10. You state that there are material patents and patent applications in co-ownership. Please revise to disclose the co-owner(s) and any material terms of such co-ownership.
Note 4. Significant Transactions
4.2 Financing Agreement with the European Investment Bank, page F-15

11. You disclose that you agreed to pay EIB an additional fee based on the consolidated
            forecasted    sales generated by the company. Please clarify
whether the contractual
         royalties are based on actual sales or forecasted sales.
Note 12. Financial Liabilities, page F-31

12. Please disclose how the company accounts for subsequent changes in the estimated amount of royalties owed on the EIB loan. Refer to IFRS 7.21. Tell us whether you apply paragraph B5.4.6 of IFRS 9.
Note 14. Financial Instruments Included in the Statement of Financial Position and Impact on
Income
Fair Value, page F-38

13. Consistent with IFRS 13.97, please disclose how you determined the fair value of your non-current financial liabilities as shown on page F-36.
Exhibits

14.      On page 130, you refer to employment agreements with Mr. Philippe
Mauberna
         and Ms. Anne-Juliette Hermant. Please file such agreements as exhibits to your
 Philippe Mauberna
Nanobiotix S.A.
July 2, 2020
Page 4
      registration statement. Additionally, we note you filed summaries of various equity plans with your latest amendment. Please revise to file the plans or explain why it is not necessary. See Item 601(b)(10) of Regulation S-K and Item 8.a of Form
F-1.
       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNamePhilippe Mauberna
                                                           Division of
Corporation Finance
Comapany NameNanobiotix S.A.
                                                           Office of Life
Sciences
July 2, 2020 Page 4
cc:       Peter Devlin, Esq.
FirstName LastName